                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

Instructions for using Form N- 8F

This form may be filed by an investment  company  ("fund") that is currently
registered   with  the   Securities  and  Exchange   Commission   under  the
Investment  Company Act of 1940 ("Act"),  is seeking to  deregister,  and is in one of the four categories in Instruction 1 below.

1.    To use this form,  the fund must be seeking to  deregister  under one of the following circumstances identified in rule 8f-1 [17 CFR 270.8f-1]:

      (a)   The fund has (i) sold  substantially  all of its assets to another registered  fund or (ii) merged  into or  consolidated  with  another registered fund ("Merger");

      (b)   The fund has  distributed  substantially  all of its assets to its shareholders  and has completed,  or is in the process of, winding up its affairs ("Liquidation");

      (c)   The  fund  qualifies  for an  exclusion  from  the  definition  of
         "investment  company"  under  section  3(c)(1) or section  3(c)(7) of the Act ("Abandonment of Registration"); or

      (d)   The fund has  become a  business  development  company  ("Business
         Development Company").

2.    If the fund is not  eligible  to use this form,  refer to rule 0-2 under the  Act  [17  CFR  270.0-2]  for  general  instructions  on  filing  an
      application  with  the  Commission.   Applications  for   deregistration
      pursuant  to rule 0-2 must be  submitted  electronically  in  accordance with rule  101(a)(1)(iv)  of Regulation  S-T [17 CFR  232.101(a)(1)(iv)]
      and the EDGAR Filer Manual.

3.    This  form and all  exhibits  must be  submitted  electronically  to the
      Commission in accordance with rule  101(a)(1)(iv)  of Regulation S-T [17
      CFR 232.101(a)(1)(iv)] and the EDGAR Filer Manual.

4.    Amendments  to  this  form  also  must  be  filed   electronically  (see
      Instruction 3 above),  and must include a verification  identical to the one that appears at the end of this form.

5.    No fee is required to submit this form or any amendments.

6.    Funds are reminded of the  requirement to timely file a final Form N-SAR with the Commission.  See rule 30b1-1 under the Act [17 CFR 270.30b1-1];
      Form N-SAR [17 CFR 274.101].

SEC's Collection of Information
An agency may not conduct or sponsor,  and a person is not required to respond to, a  collection  of  information  unless it displays a  currently  valid OMB control  number.  A fund that wishes to  deregister  and is in one of the four categories in Instruction 1 may use this form.  The principal  purpose of this collection of  information  is to enable the  Commission  to determine  that a registered  investment  company  has  ceased to be an  investment  company  as defined  by the  Act or is a  business  development  company.  The  Commission estimates that the burden for  completing  this form will be  approximately  3 hours per filing.  Any member of the public may direct to the  Commission  any comments  concerning the accuracy of the burden estimate of this form, and any suggestions for reducing this burden.  This collection of information has been reviewed  by the  Office  of  Management  and  Budget in  accordance  with the clearance  requirements  of 44 U.S.C.ss.3507.  Responses to this collection of information will not be kept confidential.

               Potential  persons  who are to respond to
               the collection of  information  contained
               in  this   form  are  not   required   to
               respond   unless  the  form   displays  a
               currently valid OMB control number.

1

I.    General Identifying Information
1.    Reason   fund  is   applying  to   deregister   (check  only  one;   for
      descriptions, see Instruction 1 above):

      [X] Merger

      [ ] Liquidation

      [ ] Abandonment of Registration
          (Note:  Abandonments of Registration answer only questions 1 through
          15, 24 and 25 of this form and complete  verification  at the end of the form.)

      [ ] Election of status as a Business Development Company
          (Note:  Business  Development  Companies  answer  only  questions  1 through 10
          of this form and complete verification at the end of the form.)

2.    Name of fund:  Oppenheimer Select Managers,  on behalf of the six series identified in item 15 (b)

3.    Securities and Exchange Commission File No.: 811- 10153

4.    Is this an initial Form N-8F or an amendment to a previously  filed Form
N-8F?

      [X] Initial Application [ ]   Amendment

5.    Address of  Principal  Executive  Office  (include  No. & Street,  City,
      State, Zip Code): 6803 S. Tucson Way, Centennial CO 80112.

6.    Name,  address,  and telephone number of individual the Commission staff should contact with any questions  regarding this form: Randy Legg, 6803
      S. Tucson Way, Centennial CO 80112; (303) 768-1026.

7.    Name,  address and telephone number of individual or entity  responsible for  maintenance  and  preservation  of fund records in accordance  with rules  31a-1  and  31a-2  under  the  Act [17  CFR  270.31a-1,  .31a-2]:
      OppenheimerFunds  Services,  6803 S.  Tucson Way,  Centennial  CO 80112,
      (303) 768-3200.

      NOTE: Once  deregistered,  a fund is  still  required  to  maintain  and preserve the records
              described in rules 31a-1 and 31a-2 for the periods  specified in those rules.

8.    Classification of fund (check only one):

      [X] Management company;

      [ ] Unit investment trust; or

      [ ] Face-amount certificate company.

9.    Subclassification if the fund is a management company (check only one):

      [X] Open-end   [ ]Closed-end

10.   State law under which the fund was organized or formed (e.g.,  Delaware,
Massachusetts): Massachusetts

11.   Provide  the name and  address  of each  investment  adviser of the fund
      (including  sub-advisers) during the last five years, even if the fund's contracts  with those advisers have been  terminated:  OppenheimerFunds,
      Inc. Two World Financial  Center,  225 Liberty Street,  11th Floor,  New
      York NY 10080

12.   Provide the name and address of each  principal  underwriter of the fund during  the last five  years,  even if the fund's  contracts  with those underwriters have been terminated:  OppenheimerFunds Distributor,  Inc.,
      Two World Financial  Center,  225 Liberty Street,  11th Floor, New York,
      NY 10080

13.   If the fund is a unit investment trust ("UIT") provide:

      (a)   Depositor's name(s) and address(es):

      (b)   Trustee's name(s) and address(es):

14.   Is there a UIT  registered  under the Act that  served as a vehicle  for investment in the fund (e.g., an insurance company separate account)?

      [ ] Yes     [X]   No

      If Yes, for each UIT state:
         Name(s):

         File No.: 811- __________

         Business Address:

15.   (a)   Did  the  fund  obtain   approval  from  the  board  of  directors
         concerning  the  decision  to  engage  in a  Merger,  Liquidation  or
         Abandonment of Registration?

          [X]        Yes      [ ]    No

         If Yes,  state  the date on which the board  vote took  place:  April
         28, 2003

         If No, explain:

      (b)   Did the fund obtain approval from the shareholders  concerning the decision  to  engage  in a  Merger,  Liquidation  or  Abandonment  of
         Registration?

          [X]        Yes      [ ]    No

         If Yes, state the date on which the shareholder vote took place:

            1.  October  10,  2003 with  respect to the merger of  Oppenheimer
               Mercury  Advisors  S&P 500,  a  series  of  Oppenheimer  Select
               Managers Fund, into Oppenheimer Main Street Funds Inc.

            2.  October 31, 2003 with respect to the merger of Oppenheimer
               Mercury Advisors Focus Growth, a series of Oppenheimer Select
               Managers Fund, into Oppenheimer Growth Fund.

            3.  August 29, 2003 with respect to the merger of Oppenheimer QM
               Active Balanced Fund, a series of Oppenheimer Select Managers
               Fund, into Oppenheimer Multiple Strategies Fund.

            4.  October 16, 2003 with respect to the merger of Oppenheimer
               Jennison Growth Fund, a series of Oppenheimer Select Managers
               Fund, into Oppenheimer Growth Fund.

            5.  October 31, 2003 with respect to the merger of Oppenheimer
               Salomon Brothers All Cap, a series of Oppenheimer Select
               Managers Fund, into Oppenheimer Value Fund.

            6.  August 29, 2003 with respect to the merger of Oppenheimer
               Gartmore Millennium Growth, a series of Oppenheimer Select
               Managers Fund, into Oppenheimer MidCap Fund.

         If No, explain:

II.   Distributions to Shareholders

16.   Has the fund  distributed  any assets to its  shareholders in connection with the Merger or Liquidation?

       [X]        Yes   [ ]    No

      (a)   If  Yes,   list  the   date(s)   on  which  the  fund  made  those
distributions:

         1.  October 17, 2003 with  respect to the merger of Mercury  Advisors
         S&P  500,  a  series  of  Oppenheimer   Select  Managers  Fund,  into
         Oppenheimer Main Street Fund Inc.

         2.  November  7,  2003 with  respect  to the  merger  of  Oppenheimer
         Mercury  Advisors  Focus  Growth,  a  series  of  Oppenheimer  Select
         Managers Fund, into Oppenheimer Growth Fund.

         3.  September 5, 2003 with respect to the merger of Oppenheimer QM
         Active Balanced Fund, a series of Oppenheimer Select Managers Fund, into Oppenheimer Multiple Strategies Fund.

         4.  October 17, 2003 with respect to the merger of Oppenheimer
          Jennison Growth Fund, a series of Oppenheimer Select Managers Fund, into Oppenheimer Growth Fund.

         5.  November 7, 2003 with respect to the merger of Oppenheimer
            Salomon Brothers All Cap, a series of Oppenheimer Select Managers
            Fund, into Oppenheimer Value Fund.

         6.  September 4, 2003 with respect to the merger of Oppenheimer
          Gartmore Millennium Growth, a series of Oppenheimer Select Managers
          Fund, into Oppenheimer MidCap Fund.

(b)   Were the distributions made on the basis of net assets?

          [X]        Yes      [ ]    No

(c)   Were the distributions made pro rata based on share ownership?

          [X]        Yes      [ ]    No

      (d)   If No to (b) or (c) above,  describe  the method of  distributions to shareholders.  For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

 (e)  Liquidations only:
      Were any distributions to shareholders made in kind?

       [ ]        Yes   [ ]    No

      If Yes,  indicate the percentage of fund shares owned by affiliates,  or any other
         affiliation of shareholders:

17.   Closed-end funds only:
      Has the fund issued senior securities?

      [ ] Yes     [ ]   No

      If  Yes,   describe  the  method  of  calculating   payments  to  senior
securityholders and distributions to other shareholders:

18.   Has the fund distributed all of its assets to the fund's shareholders?

      [X] Yes     [ ]   No

      If No,
      (a)   How many  shareholders does the fund have as of the date this form is filed?

      (b)   Describe the  relationship  of each  remaining  shareholder to the fund:

19.   Are there any  shareholders  who have not yet received  distributions in complete liquidation of their interests?

      [ ] Yes     [X]   No

      If Yes,  describe  briefly  the plans (if any) for  distributing  to, or preserving the interests of, those shareholders:

III.  Assets and Liabilities

20.   Does the fund have any assets as of the date this form is filed?
      (See question 18 above)

      [ ] Yes     [X]   No

      If Yes,
      (a)   Describe  the type and amount of each asset  retained  by the fund as of the date this form is filed:

      (b)   Why has the fund retained the remaining assets?

      (c)   Will the remaining assets be invested in securities?

         [ ]      Yes   [ ]   No

21.   Does  the fund  have any  outstanding  debts  (other  than face-amount  certificates  if the  fund  is a  face-amount certificate company) or any other liabilities?

      [ ] Yes     [X]   No

      If Yes,
      (a)   Describe the type and amount of each debt or other liability:

      (b)   How does the fund intend to pay these  outstanding  debts or other liabilities?

IV.   Information About Event(s) Leading to Request For Deregistration

22.   (a)   List the  expenses  incurred  in  connection  with the  Merger  or
Liquidation:

         1.  Merger  involving  Oppenheimer  Mercury  Advisors  S&P  500  into
Oppenheimer Main Street Funds Inc.

         (i)      Legal expenses: $3,750.00

         (ii)     Accounting expenses: $5,250.00

         (iii)    Other expenses (list and identify  separately):  Shareholder
         Communications; $25,736.07

         (iv)     Total expenses (sum of lines (i)-(iii) above): $34,736.07

      (b)   How were those expenses allocated? To the Fund

      (c)   Who paid those expenses? The Fund

      (d)   How did the fund pay for unamortized expenses (if any)? N/A

      2. Merger  involving  Oppenheimer  Mercury  Advisors  Focus  Growth into
      Oppenheimer Growth Fund
         (i)      Legal expenses: $3,750.00

         (ii)     Accounting expenses: $6,000.00

         (iii)    Other expenses (list and identify  separately):  Shareholder
         Communications; $21,536.60

         (iv)     Total expenses (sum of lines (i)-(iii) above): $31,286.60

      (b)   How were those expenses allocated? To the Fund

      (c)   Who paid those expenses? The Fund

      (d)   How did the fund pay for unamortized expenses (if any)? N/A

      3. Merger  involving  Oppenheimer  QM Active  Balanced into  Oppenheimer
      Multiple Strategies Fund

         (i)      Legal expenses: $3,750.00

         (ii)     Accounting expenses: $6000.00

         (iii)    Other expenses (list and identify  separately):  Shareholder
         Communications; $26,406.55

         (iv)     Total expenses (sum of lines (i)-(iii) above): $36,153.55

      (b)   How were those expenses allocated? To the Fund

      (c)   Who paid those expenses? The Fund

      (d)   How did the fund pay for unamortized expenses (if any)? N/A

      4.  Merger  involving   Oppenheimer  Jennison  Growth  into  Oppenheimer
      Growth Fund

         (i)      Legal expenses: $3,750.00

         (ii)     Accounting expenses: $6,000.00

         (iii)    Other expenses (list and identify  separately):  Shareholder
         Communications; $24,862.19

         (iv)     Total expenses (sum of lines (i)-(iii) above): $34,612.19

      (b)   How were those expenses allocated? To the Fund

      (c)   Who paid those expenses? The Fund

      (d)   How did the fund pay for unamortized expenses (if any)? N/A

      5.  Merger   involving   Oppenheimer   Salomon  Brothers  All  Cap  into
      Oppenheimer Value Fund

         (i)      Legal expenses: $3,750.00

         (ii)     Accounting expenses: $6,500.00

         (iii)    Other expenses (list and identify  separately):  Shareholder
         Communications; $28,242.08

         (iv)     Total expenses (sum of lines (i)-(iii) above): $38,492.08

      (b)   How were those expenses allocated? To the Fund

      (c)   Who paid those expenses? The Fund

      (d)   How did the fund pay for unamortized expenses (if any)? N/A

      6.  Merger  involving   Oppenheimer   Gartmore  Millennium  Growth  into
      Oppenheimer MidCap Fund.

         (i)      Legal expenses: $3,750.00

         (ii)     Accounting expenses: $6,000.00

         (iii)    Other expenses (list and identify  separately):  Shareholder
         Communications; $25,728.13

         (iv)     Total expenses (sum of lines (i)-(iii) above): $35,478.13

      (b)   How were those expenses allocated? To the Fund

      (c)   Who paid those expenses? The Fund

      (d)   How did the fund pay for unamortized expenses (if any)? N/A

23.   Has the  fund  previously  filed  an  application  for an  order  of the
Commission regarding the Merger or Liquidation?

      [ ] Yes     [X]   No

      If Yes, cite the release  numbers of the  Commission's  notice and order or, if no notice or order has been issued,  the file number and date the application was filed:

V.    Conclusion of Fund Business

24.   Is the fund a party to any litigation or administrative proceeding?

      [ ] Yes     [X]   No

      If Yes,  describe the nature of any  litigation  or  proceeding  and the position taken by the fund in that litigation:

25.   Is the fund  now  engaged,  or  intending  to  engage,  in any  business activities other than those necessary for winding up its affairs?

      [ ] Yes     [X]   No

      If Yes, describe the nature and extent of those activities:

VI.   Mergers Only

26.   (a)   State the name of the fund surviving the Merger:

         1.  Oppenheimer  Mercury  Advisors  S&P 500 merged  into  Oppenheimer
         Main Street Fund Inc.

         2.   Oppenheimer   Mercury   Advisors   Focus   Growth   merged  into
         Oppenheimer Growth Fund.

         3.  Oppenheimer QM Active Balanced Fund merged into Oppenheimer
         Multiple Strategies Fund.

         4.  Oppenheimer Jennison Growth Fund merged into Oppenheimer Growth
          Fund.

         5.  Oppenheimer Salomon Brothers All Cap merged into Oppenheimer
            Value Fund.

         6.  Oppenheimer Gartmore Millennium Growth merged into Oppenheimer
          MidCap Fund.

      (b)   State  the  Investment   Company  Act  file  number  of  the  fund
         surviving the Merger:

            1.  Oppenheimer Main Street Fund Inc.  - 811-5360
            2.  Oppenheimer Growth Fund - 811-2306
            3.  Oppenheimer Multiple Strategies Fund - 811-3864
            4.  Oppenheimer Growth Fund - 811-2306
            5.  Oppenheimer Value Fund - 811-3346
            6.  Oppenheimer MidCap Fund - 811-08297

      (c)   If the merger or reorganization  agreement has been filed with the
         Commission,  state  the file  number(s),  form type used and date the agreement was filed:

         1. Merger of Mercury  Advisors S&P 500 into  Oppenheimer  Main Street
         Fund Inc.

            File number:      333-106813
            Form Type:        Definitive Filing, Form N-14A
            Date Filed: July 3, 2003

         2.  Merger  of  Oppenheimer   Mercury   Advisors  Focus  Growth  into
         Oppenheimer Growth Fund.

            File number:      333-107165
            Form Type:        Definitive Filing, Form N-14A
            Date Filed: July 18, 2003

         3.  Merger of Oppenheimer QM Active Balanced Fund into Oppenheimer
         Multiple Strategies Fund.

            File number:      333-106295
            Form Type:        Definitive Filing, Form N-14A
            Date Filed: June 20, 2003

         4.  Merger of Oppenheimer Jennison Growth Fund into Oppenheimer
          Growth Fund.

            File number:      333-106936
            Form Type:        Definitive Filing, Form N-14A
            Date Filed: August 25, 2003

         5.  Merger of Oppenheimer Salomon Brothers All Cap into Oppenheimer
            Value Fund.

            File number:      333-107862
            Form Type:        Definitive Filing, Form N-14A
            Date Filed: August 11, 2003

         6.  Merger of Oppenheimer Gartmore Millennium Growth into
          Oppenheimer MidCap Fund.

            File number:      333-106296
            Form Type:        Definitive Filing, Form N-14A
            Date Filed: July 18, 2003

      (d)   If the merger or reorganization  agreement has not been filed with the  Commission,  provide a copy of the  agreement  as an  exhibit to this form.

                                 VERIFICATION

       The  undersigned  states  that  (i)  he has  executed  this  Form  N-8F application for an order under section 8(f) of
the Investment  Company Act of 1940 on behalf of Oppenheimer  Select Managers, with respect to the Oppenheimer Mercury Advisors S&P 500,  Oppenheimer Mercury
Advisors  Focus  Growth,  Oppenheimer  QM Active  Balanced  Fund,  Oppenheimer
Jennison Growth Fund,  Oppenheimer  Salomon  Brothers All Cap, and Oppenheimer
Gartmore  Millennium  Growth (ii) he is the  Secretary of  Oppenheimer  Select
Managers,  and (iii) all  actions by  shareholders,  directors,  and any other body  necessary to  authorize  the  undersigned  to execute and file this Form
N-8F  application  have been taken. The undersigned also states that the facts set  forth  in  this  Form  N-8F  application  are  true  to the  best  of his knowledge, information and belief.
                                    (Signature)
                                    /s/ Robert G. Zack
                                    ------------------
                                    Robert G. Zack, Secretary
                                    April 7, 2005